EXHIBIT 10.1

PLAN OF EXCHANGE
By which

Roadships Holdings, Inc.
(A Delaware corporation)
Shall acquire

Roadships Acquisitions Ltd.
(A corporation organized under the laws of Australia)

PLAN OF EXCHANGE
By which
Roadships Holdings, Inc.
(A Delaware corporation)
Shall acquire
Roadships Acquisitions Ltd.
(A corporation organized under the laws of Australia)

This Plan of Exchange (the "Agreement" or "Plan of Exchange") is made and dated as of this 25ᵗʰ day of May, 2009, and intended to supersede all previous oral or written agreements, if any, between the parties, with respect to its subject matter. This Agreement anticipates that extensive due diligence shall have been performed by both parties. All due diligence shall have been completed by the Parties no later than May 30, 2009.

I. RECITALS

1. The Parties to this Agreement:

(1.1) Roadships Holdings, Inc. ("RDSH"), a Delaware corporation.

(1.2) Roadships Acquisitions, Ltd., a corporation organized under the laws of Australia ("ral"). RAL's corporate id number is 135439753.

2. The Capital of the Parties.

(2.1) The Capital of RDSH consists of 75,000,000 authorized shared of Common Stock, par value $0.001 of which 53,750,000 shares are issued and outstanding.

(2.2) The Capital of RAL consists of 10,000 ordinary shares issued pursuant to Australian law which for the purposes of this agreement shall be referred to as Common Stock.

3. Transaction Descriptive Summary:

RDSH desires to acquire 100% of the issued and outstanding ordinary shares of RAL and the shareholders of RAL (the "RAL shareholders) desire that RAL be acquired by RSDH. Pursuant to this Agreement RDSH shall acquire 10,000 shares of RAL in exchange for a new issuance of 10,000 shares of RDSH to the RAL shareholders which will give RAL an interest in RDSH representing approximately .02% (10,000 shares divided by 53,750,000 shares in RDSH on a fully diluted basis. This transaction will not close immediately but shall be conditioned on approval by the board of RDSH and RAL respectively. The parties intend that the transactions qualify and meet the Internal Revenue Code requirements for a tax free reorganization, in which there is no corporate gain or loss recognized by the parties, with reference to Internal Revenue Code (IRC) sections 354 and 368.

4. SEC Compliance.

RDSH shall cause the filing with the Commission of a Current Report on Form 8-K, within for business days of the date hereof, reporting the execution of this Agreement.

5. Delaware Compliance.

Articles of Exchange are required to be filed by Delaware law as the last act to make the plan of exchange final and effective under Delaware law.

6. Audited Financial Statements.

Certain filings under the Securities Exchange Act of 1934, suck as a Current Report on Form 8-K, require audited financial statements of RAL to be filed with the SEC within 71 days of the initial Form 8-K filing with respect to this transaction. In connections with RDSH's filing of the Current Report on Form 8-K/A within 71 days after the closing, as it relates to this transaction, audited financial statements of RAL will be filed with the SEC in accordance with Form 8-K. RAL has agreed to provide audited financial statements prepared in the conformity with U.S. GAAP to RDSH at or prior to the closing.

II. PLAN OF EXCHANGE

1. Conditiond Precedent to Closing.

The obligation of the parties to consummate the transactions contemplated herein are subject to the fulfillment or waiver prior to the closing of the following conditions precedent:

(1.1) Shareholder Approval. RAL and RDSH shall have secured their shareholder approvals for this transaction, if required, in accordance with the laws of its place of incorporations and its constituent documents.

(1.2) Board of Directors. The Board of Directors of each of RAL and RDSH shall have approved the transaction and this agreement, in accordance with the laws of its place of incorporation and its constituent documents.

(1.3) Due Diligence Investigation. Each party shall have furnished to the other party all corporate and financial information which is customary and reasonable, to conduct its respective due diligence, normal for this kind of transaction. If either party determines that there is a reason not to complete the Plan of Exchange as a result of their due diligence examination, then they must give written notice to the other party prior to the expiration of the due diligence examination period. The due diligence period, for purposes of this paragraph, shall have expired on May 30, 2009. The closing Date shall be three days after the satisfaction or waiver of all of the conditions precedent to closing set forth in this Plan of Exchange, unless extended to a later date by mutual agreement of the parties.

(1.4) The rights of dissenting shareholder, if any, of each pert shall have been satisfied and the Board of Directors of each party shall have determined to proceed with the Plan of Exchange.

(1.5) All of the terms, covenants and conditions of the Plan of Exchange to be complied with or performed by each party before Closing shall have been complied with, performed or waived in writing;

(1.6) Delivery of Audited Financial Statements. RAL shall have delivered to RDSH audited financial statements and an audit report thereon for the year ended December 31, 2008, and intern financials for the period ending March 31, 2008 any required audits shall be prepared by PCAOB member audit firm in accordance with U.S. GAAP at RAL's expense.

2. Condition Concurrent and Subsequent to Closing.

(2.1) Delivery of Registered Capital of RAL. Immediately upon the Closing, RDSH shall issue to the RAL Shareholders 10,000,000 new investment shares of Common Stock of RDSH to the RAL Shareholders in exchange for 100% of the capital stock of RAL, which will give RAL an interest in RDSH representing.

3. Plan of Exchange

(3.1) Exchange and Reorganization: RDSH and RAL shall be hereby reorganized, such that RDSG shall acquire 100% the capital stock of RAL, and RAL shall become a wholly-owned subsidiary of RDSH.

(3.2) Issuance of Common Stock: Within 60 days upon the effective date of the Plan of Exchange, RDSH shall issue 10,000,000 new investment shares of Common Stock of RDSH to or for the RAL Shareholder.

(3.3) Closing/Effective Date: The Plan of Exchange shall become effective immediately upon approval and adoption by the parties hereto, in the manner provided by the law of the place of incorporation and constituent corporate documents, and upon compliance with governmental filing requirements, such as, without limitation, filings under the Securities Exchange Act of 1934, and the filing of Articles of Exchange, if applicable under State Las. Closing shall occur upon the approval by the Board of Directors of the parties hereto or are waived by the parties.

(3.4) Surviving Corporations: Both corporations shall survive the exchange and reorganization herein contemplated and shall continue to be governed by the laws of its respective jurisdiction of incorporation.

(3.5) Rights of Dissenting Shareholder: Each Party is the entity responsible for the right of its own dissenting shareholder, if any.

(3.6) Service of Process and Address: Each corporation shall continue to be amendable to service of process in its own jurisdiction, exactly as before this acquisition. The address of RDSH is 1451 West Cypress Creek Road, Suite 300, Fort Lauderdale, Delaware 33309 (USA). The address of RAL is 15/31 Governor Macquarie Drive, Chippind Norton, NSW, Australia 2170.

The address of RAL will be changed, according to the instruction of RDSH.

(3.7) Surviving Articles of Incorporation: The Articles of Incorporation of each Corporation shall remain in full force and effect, unchanged.

(3.8) Surviving By-Laws: The By-Laws of each Corporation shall remain in full force and effect, unchanged.

(3.9) Further Assurance, Good Faith and Fair Dealing: The directors of each Company shall execute and deliver any and all necessary documents, acknowledgements and assurances and do all things proper to confirm or acknowledge any and all right, titles and interest created on confirmed herein; and both companies covenant expressly hereby to deal fairly and in good faith with each other and each others shareholders. In furtherance of the parties desire, as so expressed, and to encourage timely, effective and businesslike resolution the parties agree that any dispute arising between them, capable of resolution by arbitration, shall be submitted to binding arbitration. As a further incentive to private resolution and shall not recover such costs from any other party.

(3.10) General Mutual Representations and Warranties. The purpose and general import of the Mutual Representations and Warranties, are that each party had made appropriate full disclosure to the others, that no material information has been withheld, and that the information exchanged is accurate, true and correct. These warranties and representation are made by each party to the other, unless otherwise provided in this agreement, and they speak and shall be true immediately before Closing.

(3.10.1) Organization and Qualification. Each corporation has duly organized and in good standing, and is duly qualified to conduct any business it may be conducting, as required by law or local ordinance.

(3.10.2) Corporate Authority. Each corporation has corporate authority, under the laws of its jurisdiction and its constituent documents, to do each and every element of performance to which it has agreed, and which is reasonably necessary, appropriate and lawful, to carry out its Agreement in good faith.

(3.10.3) Ownership of Assets and Property. Each corporation has lawful title and ownership of its property as reported to the other, and as disclosed in its financial statements.

(3.10.4) Absence of Certain Changes or Events. Each corporation has not has any material changes of circumstances or events which have not been fully disclosed to the other party, and which, if different that previously disclosed in writing, have been disclosed in writing as currently as is reasonable practicable. Specifically, and without limitation:

(3.10.4-a) The business of each corporation shall be conducted only in the ordinary and usual coarse and consistent with its past practice, and neither party shall purchase or sell (or enter into agreement to so purchase or sell) any properties or assets or make any other changes in its operations, respectively, taken as a while, or provide for the issuance of, agreements to issue or grant of options to acquire any shares, whether common, redeemable common or convertible preferred, in connections therewith;

(3.10.4-b) Except as set forth in this Plan of Exchange, neither corporation shall (i) amend its Articles of Incorporation or By-Laws, (ii) change the number of authorized or outstanding shares of its capital stock, or (iii) declare, set aside or pay any dividend or other distribution or payment in cash, stock or property to extent that which might contradict or not comply with any clause or condition set forth in this Plan of Exchange.

(3.10.4-c) Neither corporation shall (i) issue, grant or pledge or agree or propose to issue, grant sell or pledge any shares of, or rights of any kind to acquire any shares of, its capital stock, (ii) incur any indebtedness other than in the ordinary course of business, (iii) acquire directly or indirectly by redemption or otherwise any shares of its capital stock of any class or (iv) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing.

(3.10.4-d) Except in the ordinary course of business, neither party shall (i) increase the compensation payable or to become payable by it to any of its officers or directors; (ii) make any payment or provision with respect to any bonus, profit sharing, stock option, stock perchance, employee stock ownership, pension, retirement, deferred compensation, employment or other payment plan, agreement or arrangement for the benefit of its employees (iii) grant any stock options or stock appreciation rights or permit the exercise of any stock appreciation right where the exercise of such right is subject to its discretion (iv) make any change in the compensation to be received by any of its officers; or adopt, or amend to increase compensation or benefits payable under, any collective bargaining, bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, employment, termination or severance or other plan, agreement, trust, fund or arrangement for the benefit of employees, (v) enter into any agreements with respect to the performance or personal services that is not terminable without liability by it on thirty days notice or less, (vi) increase benefits payable under its current severance or termination, pay agreements or policies or (vii) make any loan or advance to, or enter into any written contract, lease, or commitment with, any of its officers or directors.

(3.10.4-e) Neither party shall assume, guarantee, endorse or otherwise become responsible for the obligations of any other individual, firm or corporation or make any loans or advances to any individual, firm or corporation, other than obligations and liabilities expressly assumed by the other that party;

(3.10.3-f) Neither party shall make any investment of a capital nature either by purchase of stock or securities, contributions to capital, property transfers or otherwise, or by the purchase of any property or assets of any other individual, firm or corporation.

(3.10.5) Absence of Undisclosed Liabilities. Each corporation has, and has no reason to anticipate having, any material liabilities which have not been disclosed to the other, in the financial statements or otherwise in writing.

(3.10.6) Legal Compliance. Each corporation shall comply in all material respects with all Federal, state, local and other governmental (domestic or foreign) laws, statutes, ordinances, rules, regulations (including all applicable securities laws), orders, writs, injunctions, decrees, awards or other requirements of any court or other governmental or other authority applicable to each of them or their respective assets or to the conduct of their respective businesses, and use their best efforts to perform all obligations under all contract, agreements, licenses, permits and undertaking without default.

(3.10.7) Legal Proceedings. Each corporation has no legal proceedings, administrative or regulatory proceeding, pending or suspected, which have not been fully disclosed in writing to the other.

(3.10.8) No Breach of Other Agreements. This Agreements, and the faithful performance of this agreement, will not cause any breach of any other existing agreement, or any covenant, consent decree, or undertaking by either, not disclosed to the other.

(3.10.9) Capital Stock. The issues and outstanding shares and all shared of capital stock of each corporation is as detailed herein, that all such shared are in fact issued and outstanding, duly and validly issued, were issued as and are fully paid and non-assessable shared, and that, other than as represented in writing, there are no other securities, options, warrants or rights outstanding, to acquire further shares of such corporation.

(3.10.10) SEC Reports. RDSH has filed all required registration statements, prospectuses, reports, schedules, forms, statements and other documents required to be filed by it with the SEC, since the date of its registration under to Securities Act of 1933, as amended (collectively, including all exhibits thereto, the "RDSH SEC Reports"). None of the RDSH SEC Reports, as of their respective dates, contained any untrue statements of material fact or failed to contain any statements which were necessary to make the statements made therein, in light of the circumstances, not misleading. All of the RDSH SEC Reports, as of their respective dates (and as of the date of any amendment to the respective RDSH SEC Reports), complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder.

(3.10.11) Brokers' or Finder's Fees. Each corporation is unaware of any claims for brokers' fees, or finder's fees, or other commissions or fees, by any person not disclosed to the other, which would become, if valid, an obligation of either company.

(3.11) Miscellaneous Provisions

(3.11.1) Except as required by law, no party shall provide any information concerning any aspect of the transactions contemplated by this Agreement to anyone other than their respective officers, employees and representatives without the prior written consent of the other parties hereto. The aforesaid obligations shall terminate on the earlier to occur of (a) the Closing, or (b) the date by which any party is required under its articles or bylaws or as required by law, to provide specific disclosure of such transactions to its shareholders, governmental agencies or other third parties. In the event that the transaction does not close, each party shall consult with each other concerning the timing and content of any press release or news release to be issued by any of them.

(3.11.2) This Agreement may be executed simultaneously in two or more counterpart originals. The parties can and may rely upon facsimile signatures as biding under this Agreement, however, the parties agree to forward original signatures to the other parties as soon as practicable after the facsimile signatures have been delivered.

(3.11.3) The Parties to this agreement have no wish to engage in costly or lengthy litigation with each other. Accordingly, any and all disputes which the parties cannot resolve by agreement or mediation shall be submitted to binding arbitration under the rules and auspices of the American Arbitration Association. The venue for arbitration shall be Charlotte North Carolina. As a further incentive to avoid disputes, each party shall bear its own costs, with respect thereto, and with respect to any proceedings in any court brought to enforce or overturn any arbitration award. The provision is expressly intended to discourage litigation and to encourage orderly, timely and economical resolution of any disputes which may occur.

(3.11.4) If any provision of this Agreement or application thereof to any person or situation shall be held invalid or unenforceable, the remainder of the Agreement and the application of such provision to other persons or situations shall not be effected thereby but shall continue valid and enforceable to the fullest extent permitted by law.

(**3.11.5**) No waiver by any part of any occurrence or provision hereof shall be deemed a waiver of any other occurrence or provision.

(3.11.6) The parties acknowledge that both they and their counsel have been provided ample opportunity to review and revise this agreement and that the normal rule of construction shall not be applied to cause the resolution of any ambiguities against any party presumptively. The Agreement shall be governed by and constructed in accordance with the laws of the State of Florida.

4. Termination.

The Plan of Exchange may be terminated by written notice, at any time prior to Closing, (i) by mutual consent, (ii) by either party during the due diligence phase, (iii) by either party, in the event that the transaction represented by the anticipated Plan of Exchange has not been implemented and approved by the proper governmental authorities 60 days from the date of this Agreement, or (iv) by either party in the event that a condition of closing is not met by June 30, 2009. In the event that termination of the Plan of Exchange by either or both, as provided above, the Plan of Exchange shall forthwith become void and there shall be no liability on the part of either party or their respective officers and directors.

5. Closing.

The parties hereto contemplate that the closing of this Plan of Exchange shall occur no more than three days after all of the conditions precedent have been met or waived. The closing deliveries will be made pursuant to this Agreement. In addition, within 60 days of signing the Plan of Exchange, RDSH shall issue 10,000,000 shares of Common Stock of RDSH pursuant to Regulation S under the Securities Act of 1933, as amended, to the RAL shareholders, and RDSH shall acquire 100% of the capital stock of RAL.

6. Merger Clause.

This Plan of Exchange constitutes the entire agreement of the parties hereto with respect to the subject matter hereof, and such document supersedes all prior understanding or agreements between the parties hereto, whether oral or written, with respect to the subject matter hereof, all of which are hereby superseded, merged and rendered null and void.

IN WITNESS WHEREOF, the parties hereto, intending to be bound, hereby sign this Plan of Exchange below as of the date first written above.

ROADSHIPS HOLDINGS, INC.

By: /s/ Robert Smith
Robert Smith, Secretary

ROADSHIPS HOLDINGS, INC.

By: /s/ Micheal Nugent
Michael Nugent, President